14048288

KW 3/20/14

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
189

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Drexel Hamilton, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Market Street, Suite 780
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Lindh (215) 988-9188
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 3/24/14

OATH OR AFFIRMATION

I, Colleen Lindh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Colleen Lindh 2/28/14
Signature

CCO /FINOP
Title

Maria Bowdren
Notary Public 2/28/14

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARIA BOWDREN, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 29, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2013

DREXEL HAMILTON, LLC

CONTENTS

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Drexel Hamilton, LLC

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the ***"Company"***) as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drexel Hamilton, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 13 and 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 13 and 14 is fairly stated in all material respects in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2014

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash	$1,748,491
Receivable from clearing organizations	3,447,909
Receivables from customers	152,403
Receivables from non-customers	360,684
Secured demand note	78,000
Securities owned, at fair value	309,253
Property and equipment, net	428,407
Other assets	377,619
Total assets	$6,902,766
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Securities sold, not yet purchased, at fair value	$ 252,131
Accounts payable, accrued expenses and other liabilities	2,419,166
Income tax payable	665,447
Deferred tax liability	78,285
Total liabilities	3,415,029
SUBORDINATED BORROWINGS	2,453,000
MEMBER'S EQUITY	1,034,737
Total liabilities and member's equity	$6,902,766

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF INCOME

Year ended December 31, 2013

REVENUE	
Commissions	$ 2,704,539
Gains on trading accounts	1,793,296
Capital market & banking	7,400,499
Municipals (tax free)	1,977,589
Other revenue	226,753
Total revenue	14,102,676
EXPENSES	
Salary and salary-related expenses	8,781,810
Occupancy	878,283
Professional fees	67,577
Commission and clearing	607,103
Trade support	760,292
Regulatory fees	128,954
Other expenses	1,351,577
Interest expense	193,790
Income tax expense	743,732
Total expenses	13,513,118
NET INCOME	$ 589,558

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Year ended December 31, 2013

Subordinated borrowings at January 1, 2013	$2,453,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2013	$2,453,000

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2013

BALANCE, January 1, 2013	$ 805,279
Distributions	(360,100)
Net income	589,558
BALANCE, December 31, 2013	$1,034,737

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 589,558
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation and amortization	117,350
Deferred taxes	78,285
(Increase) decrease in	
Receivable from clearing organizations	(1,048,054)
Receivables from customers and non-customers	486,123
Securities owned and sold – net	(57,122)
Other assets	(86,193)
Increase (decrease) in	
Accounts payable, accrued expenses and other liabilities	1,500,680
Income taxes payable	665,447
Net cash provided by operating activities	2,246,074
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(126,539)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(360,100)
Repayments of capital lease obligation	(192,893)
Net cash used for financing activities	(552,993)
Net increase in cash	1,566,542
CASH	
Beginning of year	181,949
End of year	$ 1,748,491

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$ 160,671

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the ***"Company"***), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the ***"SEC"***) and licensed by the Financial Industry Regulatory Authority (***"FINRA"***). The Company is owned by Drexel Hamilton Financial, LLC, the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Revenue Recognition

Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Advisory and underwriting fees are recognized as earned on a pro rata basis over the term of the contract.

Fair Value Measurements of Assets and Liabilities

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the accounting standards are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 - 7 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a limited liability company (***"LLC"***) and a wholly-owned subsidiary of Drexel Hamilton Financial, LLC (***"DHF"***). The Company is a disregarded entity for tax purposes. For both federal and state tax purposes, DHF will be taxed as a partnership through March 31, 2013. All income taxes on net earnings as of March 31st are payable by the members of DHF and, accordingly, no provision for income taxes is required. DHF filed Form 8832 requesting approval to have the LLC taxed as a corporation effective April 1, 2013. DHF is currently awaiting approval.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax position using the accounting standard on accounting for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

(2) RECEIVABLES SOLD WITHOUT RECOURSE

The Company has sold accounts receivable without recourse to a financing company. The financing company retains portions of the proceeds from the receivable sales as reserves, which are released to the Company as the accounts are repaid. The outstanding reserve balance with the financing company at December 31, 2013, was $360,684

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Property and equipment	$ 633,587
Less: accumulated depreciation and amortization	(205,180)
Property and equipment, net	$ 428,407

Depreciation and amortization expense totaled $117,350 for the year ended December 31, 2013.

(4) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES

The following table presents the Company's fair value hierarchy, as described in Note 1, for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Corporate debt	$309,253	$ -	$ -	$309,253
Liabilities				
Securities sold, not yet purchased:				
U.S. Government and agency	$252,131	$ -	$ -	$252,131

(5) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2013 are as follows:

Subordinated note, 5.25%, due March 25, 2014	$1,750,000
Subordinated note to related party, up to 6% per annum, due through January 21, 2015	525,000
Subordinated note, 6%, due April 29, 2014	100,000
Subordinated note to related party pursuant to secured demand note collateral agreement, 3% per annum, due February 3, 2015	78,000
	$2,453,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $ 2,453,000.

(6) COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

Operating Leases

The Company leases office space throughout the United States under separate lease agreements expiring at various times through March, 2021. Future minimum payments under these leases are $616,489 in 2014, $490,916 in 2015, $477,628 in 2016, $402,732 in 2017, $402,732 in 2018 and $906,147 thereafter. Rent expense for the year ended December 31, 2013 was $514,777.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $ 100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,841,804 which was $2,681,358 in excess of its required net capital of $ 160,446.

(8) INCOME TAXES

The provision for income taxes for the year ended December 31, 2013 consists of the following:

Currently payable	
Federal	$416,770
State	248,677
	665,447
Deferred	
Federal	78,285
Total	$743,732

Deferred liability at December 31, 2013 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes of the following:

Liabilities	
Property and equipment	$ 78,285
Deferred tax liability	$ 78,285

The following is a reconciliation of income tax expense at the U.S. statutory rate and the Company's effective rate for the years ended December 31, 2013:

Tax at statutory rate of 34%	$453,319
State income taxes	248,677
Effect of graduated federal rates, non-deductible expenses and other	41,736
Tax at Company's effective rate	$743,732

(9) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 28, 2014. No material subsequent events have occurred since December 31, 2013 that required recognition or disclosure in our current period financial statements.

DREXEL HAMILTON, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Member's equity	$1,034,737
Add: Discretionary Liability (Net of Income Tax)	413,000
Add: Liabilities subordinated to claims of general creditors	2,453,000
Total capital and allowable subordinated liabilities	3,900,737
Non-allowable assets	
Property and equipment	428,407
Other assets	519,203
Receivable from customers	88,412
Total non-allowable assets	1,036,022
Net capital before haircuts on securities positions	2,864,715
Haircuts	22,911
Net capital	2,841,804
Minimum capital required per Rule 15c3-1(a)(2)(iii)	160,446
Excess net capital	$2,681,358

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

1. **Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Goldman Sachs, its clearing firm, on a fully disclosed basis.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**
   The Company is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Drexel Hamilton, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Drexel Hamilton, LLC (the ***"Company"***), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 28, 2014

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Drexel Hamilton, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (***"SIPC"***) for the year ended December 31, 2013, which were agreed to by Drexel Hamilton, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Drexel Hamilton, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Drexel Hamilton, LLC's management is responsible for Drexel Hamilton, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2014

DREXEL HAMILTON, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2013

General assessment		$ 33,077
Less:		
Payments made:		
SIPC-6: July 25, 2013	$ 12,529	
SIPC-7: February 13, 2014	20,248	
SIPC-7: February 28, 2014	300	
		32,777
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$14,102,676
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(607,103)
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		(101,425)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above	$163,464	
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)	-	
		(163,464)
Total deductions		(871,992)
SIPC net operating revenues		$13,230,684
General assessment @ .0025		$ 33,077